

January 6, 2015

Via E-mail
Kristina Salen
Chief Financial Officer
Etsy, Inc.
55 Washington Street, Suite 512
Brooklyn, NY 11201

> **Re:** **Etsy, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted December 23, 2014**
> **CIK No. 0001370637**

Dear Ms. Salen:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>Business, page 92</u>

1. We note your response to comment 6 in our letter dated December 3, 2014. Please either revise your disclosure to discuss the Incubart SAS acquisition and its place in your business or help us to understand the basis for your belief expressed in your response that it is not material, addressing relevant quantitative and qualitative factors. In this regard, we note the value of the Incubart SAS assets acquired was more than 10% of the value of your total assets as of September 30, 2014, as well as your statements of page 60 regarding international growth.

Index to the Consolidated Financial Statements, page F-1

Etsy, Inc., page F-2

Consolidated Statements of Changes in Convertible Preferred Stock and Stockholders' (Deficit) Equity, page F-7

2. Please tell us why the amount in the stock expense – acquisitions (unaudited) line item does not agree to the similarly titled line item in the consolidated statements of cash flows.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322, or Adam Phippen, Staff Accountant, at (202) 551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Lopez, Staff Attorney, at (202) 551-3792, Dietrich King, Legal Branch Chief, at (202) 551-3338, or me at (202) 551-3720 with any other questions.


Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director


cc: Jordan J. Breslow, Esq.
        Richard C. Blake, Esq.